Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: February 13, 2023

PRESS RELEASE
13 February 2023 – 08.00 am CET

EURONAV RECOMMENDATIONS FOR GENERAL

MEETING ON 23 MARCH 2023

ANTWERP, Belgium, 13 February, 2023 – Euronav NV (“EURN” or “Euronav”) (NYSE: EURN & Euronext: EURN) hereby informs its shareholders of its Supervisory Board’s recommendation concerning the agenda items put forth by CMB NV (“CMB”) to be voted on at the special general shareholders’ meeting to be held on March 23, 2023.

Our recommendations take into account the press release of Famatown Finance Ltd (“Famatown”) dated 10 February 2023 which states that Famatown intends to propose Mr. John Fredriksen and Mr. Cato H. Stonex as candidates for the Euronav Supervisory Board. A revised convening notice and the other documents related to this general shareholders’ meeting will be published by the Company in accordance with applicable regulations when Famatown has taken the necessary steps to formalize its proposal.

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As referenced in its announcement on 7 February 2023, the Supervisory Board of Euronav is proposing to increase the number of its members and to amend its composition, in accordance with Belgian and global governance best practices. The proposal has been designed to reflect the recent changes to the Company’s shareholder base with Famatown and affiliated companies and CMB and affiliated companies each holding, at the date hereof, 25% of the shares of Euronav (both excluding treasury shares).

Euronav’s current Supervisory Board recommends a composition of its future Supervisory Board that reflects the current shareholding structure of Euronav, with two (2) newly appointed non-independent members nominated by CMB NV (being Messrs. Marc Saverys and Patrick De Brabandere) and two (2) newly appointed non-independent members to be nominated by Famatown (being Messrs. John Fredriksen and Cato H. Stonex, assuming that Famatown will take the necessary steps to formalize the proposal referenced in its press release dated 10 February 2023).

The increase of Board members will facilitate the inclusion of the four (4) above mentioned non-independent members nominated by Euronav’s two (2) reference shareholders, to proportionately represent the current shareholding structure of Euronav.

In view of the annual general meeting of shareholders taking place on 17 May 2023, shortly after the special general meeting of shareholders, and in view of the mandates of two directors coming to an end at such annual general meeting, the Supervisory Board will at that occasion again look at its composition in terms of number of independent directors, appropriate skills, expertise and experience as well as potential new independents joining the Supervisory Board and it will communicate in due course in this respect.

PRESS RELEASE
13 February 2023 – 08.00 am CET

To achieve the envisaged realignment, the Supervisory Board recommends the following to its shareholders:

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to vote “AGAINST” all five of the resolutions put forward by CMB listed under agenda item “1.” This includes the recommendation to vote “AGAINST” the resolutions to remove the current independent Euronav Supervisory Board members, namely Mrs. Anne-Helene Monsellato, Mrs. Grace Reksten Skaugen, Mr. Steven Smith, Mrs. Anita Odedra and Mr. Carl Trowell;

•	to vote “FOR” the resolutions 2.1 and 2.2, being the appointment of Mr. Marc Saverys and Mr. Patrick De Brabandere as non-independent shareholder nominated Supervisory Board members;

o

Euronav invited CMB to confirm the two (2) names of their non-independent candidates for nomination to the Supervisory Board as well as confirm the withdrawal of their request to dismiss the entire current independent Supervisory Board and nomination of their candidates that CMB has characterized as independent however CMB has rejected such invitation. Euronav’s Supervisory Board nevertheless considers the inclusion of two (2) non-independent CMB nominated Supervisory Board members as a suitable outcome in order to enable the Board to proportionately represent the current shareholding structure of Euronav;

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to vote “AGAINST” resolutions 2.3, 2.4 and 2.5. This includes the recommendation to vote “AGAINST” the resolutions to appoint the CMB nominated Supervisory Board members that CMB has characterized as independent;

o

In order to comply with Belgian company law and corporate governance code, Euronav has extended an invitation to interview, evaluate and validate the CMB nominated candidate Supervisory Board members characterized as independent. CMB has declined to participate in this required process and has instead insisted on the removal of the entire current Supervisory Board, consisting of five (5) independent directors;

o

Euronav’s Corporate Governance & Nomination Committee and Supervisory Board have therefore been unable to comply with the requirements set out in the Belgian company law and corporate governance code to assess their candidacy. It is important to note that CMB’s candidate Supervisory Board members do not meet the independence requirements of principle 3.5 of the Belgian Corporate Governance Code notably criterion 5b, and criterion 6, which CMB did not confirm is met in relation to CMB);

•	to vote “FOR” resolution 3;

PRESS RELEASE
13 February 2023 – 08.00 am CET

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subject to Famatown taking the necessary steps to formalize its proposal, to vote “FOR” any resolutions proposed by Famatown to appoint Mr John Frederiksen and Mr Cato H. Stonex as non-independent shareholder nominated Supervisory Board members;

o

while Euronav will extend an invitation to interview, evaluate and validate the Famatown nominated candidate Supervisory Board members in order to comply with Belgian corporate governance practices, the Euronav Supervisory Board supports the inclusion of two (2) non-independent Famatown Supervisory Board members as a suitable outcome in order to enable the Board to proportionately represent the current shareholding structure of Euronav;

The current independent Supervisory Board reflects a diverse range of experiences, skills and backgrounds. Each member is independent in the meaning of the Belgian company law and the Belgian corporate governance code and each has been selected in accordance with such legislation. Each director is individually highly qualified to make unique and substantial contributions. This diverse skillset is enhanced both by new perspectives acquired through continuous strategy and business development processes as well as the industry and company-specific expertise of Euronav’s directors. Collectively, Euronav’s existing long-tenured directors have guided Euronav through opportunities and challenges posed by the tanker industry’s extended business cycles, decarbonization and the energy transition.

The Supervisory Board of Euronav believes that the strong results of the company in particular those of the full year 2022, including the well-received net zero strategy for decarbonization, are a validation of the governance, forward thinking strategic direction and oversight by its highly engaged and independent Supervisory Board.

It is the Supervisory Board’s hope and expectation that its recommendations will result in a balanced board which will not only reflect Euronav’s current shareholder base but also maintain the level of governance and business continuity necessary to ensure value creation for all stakeholders.

The Euronav Supervisory Board and Management Board will be engaging extensively with shareholders between now and the General Meeting on 23 March. Shareholders should refer to our company website for updated information and reach out to the contact details below if they require further detail.

PRESS RELEASE
13 February 2023 – 08.00 am CET

Summary of Euronav’s Supervisory Board Recommendation

	Shareholder proposed Resolutions	Euronav Supervisory Board’s Recommendation
1	Dismissal of members of the Supervisory Board
1.1	Termination of Mrs. Anne-Hélène Monsellato’s mandate	AGAINST
1.2	Termination of Mrs. Grace Reksten Skaugen’s mandate	AGAINST
1.3	Termination of Mr. Steven Smith’s mandate	AGAINST
1.4	Termination of Mrs. Anita Odedra’s mandate	AGAINST
1.5	Termination of Mr. Carl Trowell’s mandate	AGAINST

2	Appointment of members of the Supervisory Board
2.1	Appointment of Mr. Marc Saverys	FOR
2.2	Appointment of Mr. Patrick De Brabandere	FOR
2.3	Appointment of Mrs. Julie De Nul	AGAINST
2.4	Appointment of Mrs. Catharina Scheers	AGAINST
2.5	Appointment of Mr. Patrick Molis	AGAINST

3	Proxy for administrative formalities	FOR

Appointment of Members of the Supervisory Board
	Appointment of Mr. John Frederiksen	FOR
	Appointment of Mr. Cato H. Stonex	FOR

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Contact:

Brian Gallagher – Head of IR Communications & Management Board member

Tel: +44 20 78 70 04 36

Email: IR@euronav.com

PRESS RELEASE
13 February 2023 – 08.00 am CET

Announcement final year results 2022: 31 March 2023

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 1 V-Plus vessel, 40 VLCCs (with further two under construction), 22 Suezmaxes (with a further five under construction) and 2 FSO vessels under long term contract.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward-looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties